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                                                              Page 1 of 13 Pages



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13d
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. )*


                         Russ Berrie and Company, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Stock, $0.10 stated value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  782233 10 0
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                                 (CUSIP Number)


                            Joel I. Greenberg, Esq.
             Kaye Scholer LLP, 425 Park Avenue, New York, NY 10022
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 25, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13g to report the acquisition that is the subject of this Schedule 13d, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 782233 10 0                 13D                     Page 2 of 13 Pages


 1    NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

            Angelica Urra Berrie

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) / /
                                                                         (b) / /

 3    SEC USE ONLY

 4    SOURCE OF FUNDS

            N/A

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IN REQUIRED PURSUANT TO ITEM 2(d)
      OR 2(e)                                                                / /

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

 NUMBER OF        7     SOLE VOTING POWER

   SHARES                     5,254 Common Shares

BENEFICIALLY      8     SHARED VOTING POWER

  OWNED BY                    2,851,602 Common Shares

    EACH          9     SOLE DISPOSITIVE POWER

 REPORTING                    5,254 Common Shares

   PERSON         10    SHARED DISPOSITIVE POWER

    WITH                      2,851,602 Common Shares

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,856,856 Common Shares

12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                     /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            14.0%

14    TYPE OF REPORTING PERSON (See Instructions)

            IN
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CUSIP No. 782233 10 0                 13D                     Page 3 of 13 Pages


 1    NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

            Josh Weston

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) / /
                                                                         (b) / /

 3    SEC USE ONLY

 4    SOURCE OF FUNDS

            N/A

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IN REQUIRED PURSUANT TO ITEM 2(d)
      OR 2(e)                                                                / /

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

 NUMBER OF        7     SOLE VOTING POWER

   SHARES                     9,300 Common Shares

BENEFICIALLY      8     SHARED VOTING POWER

  OWNED BY                    2,771,988 Common Shares

    EACH          9     SOLE DISPOSITIVE POWER

 REPORTING                    9,300 Common Shares

   PERSON         10    SHARED DISPOSITIVE POWER

    WITH                      2,771,988 Common Shares

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,781,288 Common Shares

12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                     / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            13.6%

14    TYPE OF REPORTING PERSON (See Instructions)

            IN
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CUSIP No. 782233 10 0                 13D                     Page 4 of 13 Pages


 1    NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

            Raphael Benaroya

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) / /
                                                                         (b) / /

 3    SEC USE ONLY

 4    SOURCE OF FUNDS

            N/A

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IN REQUIRED PURSUANT TO ITEM 2(d)
      OR 2(e)                                                                / /

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

 NUMBER OF        7     SOLE VOTING POWER

   SHARES                     27,720 Common Shares

BENEFICIALLY      8     SHARED VOTING POWER

  OWNED BY                    2,771,988 Common Shares

    EACH          9     SOLE DISPOSITIVE POWER

 REPORTING                    27,720 Common Shares

   PERSON         10    SHARED DISPOSITIVE POWER

    WITH                      2,771,988 Common Shares

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,799,708 Common Shares

12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                     / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            13.7%

14    TYPE OF REPORTING PERSON (See Instructions)

            IN
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CUSIP No. 782233 10 0                 13D                     Page 5 of 13 Pages


 1    NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

            Ilan Kaufthal

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) / /
                                                                         (b) / /

 3    SEC USE ONLY

 4    SOURCE OF FUNDS

            N/A

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IN REQUIRED PURSUANT TO ITEM 2(d)
      OR 2(e)                                                                / /

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

 NUMBER OF        7     SOLE VOTING POWER

   SHARES                     21,000 Common Shares

BENEFICIALLY      8     SHARED VOTING POWER

  OWNED BY                    2,851,602 Common Shares

    EACH          9     SOLE DISPOSITIVE POWER

 REPORTING                    21,000 Common Shares

   PERSON         10    SHARED DISPOSITIVE POWER

    WITH                      2,851,602 Common Shares

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,872,602 Common Shares

12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                     /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            14.0%

14    TYPE OF REPORTING PERSON (See Instructions)

            IN
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CUSIP No. 782233 10 0                 13D                     Page 6 of 13 Pages


 1    NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

            Norman Seiden

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) / /
                                                                         (b) / /

 3    SEC USE ONLY

 4    SOURCE OF FUNDS

            N/A

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IN REQUIRED PURSUANT TO ITEM 2(d)
      OR 2(e)                                                                / /

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

 NUMBER OF        7     SOLE VOTING POWER

   SHARES                     0

BENEFICIALLY      8     SHARED VOTING POWER

  OWNED BY                    2,771,988 Common Shares

    EACH          9     SOLE DISPOSITIVE POWER

 REPORTING                    0

   PERSON         10    SHARED DISPOSITIVE POWER

    WITH                      2,771,988 Common Shares

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,771,988 Common Shares

12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                     /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            13.5%

14    TYPE OF REPORTING PERSON (See Instructions)

            IN
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                                                              Page 7 of 13 Pages


ITEM 1.     SECURITY AND ISSUER

            This statement relates to the shares of common stock, $0.10 stated value per share ("Common Shares"), of Russ Berrie and Company, Inc., a New Jersey corporation (the "Company"), with principal executive offices at 111 Bauer Drive, Oakland, New Jersey 07436.

ITEM 2.     IDENTITY AND BACKGROUND

            (a) Angelica Urra Berrie, Josh Weston, Raphael Benaroya, Ilan Kaufthal and Norman Seiden are filing the statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, as separate persons and not as members of a group. See
                        Exhibit 1 for their Joint Filing Agreement.

            (b) - (c)   Ms. Berrie is Vice President - Strategic Planning of the
                        Company. Her business address is c/o the Company, 111
                        Bauer Drive, Oakland, NJ 07436.

                        Mr. Weston serves as Honorary Chairman of Automatic Data Processing, Inc., a computerized transaction processing, data communication and information services company. The corporation's (and Mr. Weston's) business address is One ADP Boulevard, Roseland, NJ 07068.

                        Mr. Benaroya is Chairman of the Board, President and Chief Executive Officer of United Retail Group, Inc., which operates a chain of retail specialty stores. The corporation's (and Mr. Benaroya's) business address is 365 West Passaic Street, Rochelle Park, NJ 07662.

                        Mr. Kaufthal is Vice Chairman - Investment Banking of Bear, Stearns & Co., Inc., an investment banking firm. The firm's (and Mr. Kaufthal's) business address is 383 Madison Avenue, New York, NY 10179.

                        Mr. Seiden is Vice President - Herrod Construction Company, a construction company. The corporation's (and Mr. Seiden's) business address is 200 Old Palisade Road, Suite 17D, Fort Lee, NY 07024.

            (d) - (e)   During the last five years, none of Ms. Berrie and
                        Messrs. Weston, Benaroya, Kaufthal and Seiden has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which proceeding such reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Each of Ms. Berrie and Messrs. Weston, Benaroya, Kaufthal and Seiden is a citizen of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            The Russell Berrie 2002A Trust (the "Trust") holds 2,771,988 Common Shares. Pursuant to the terms of the Trust Indenture of The Russell Berrie 2002A Trust, dated June 10, 2002 (the "Trust Indenture"), upon the death of Mr. Russell Berrie (which occurred on December 25,
            2002), Ms. Berrie and Messrs. Weston, Benaroya, Kaufthal and Seiden became trustees of the Trust; Myron Rosner, who was a trustee, remains a trustee of the Trust. In addition, Ms. Berrie, Mr.
            Kaufthal and Mr. Rosner are designated to become executors of the Estate of Mr. Russell Berrie, which holds 79,614 Common Shares. With respect to other Common Shares that are beneficially owned by the reporting persons, Mr. Weston acquired
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                                                              Page 8 of 13 Pages


            the 300 Common Shares for cash; and Mr. Benaroya acquired the 720 Common Shares for cash. All options held by Ms. Berrie and Messrs. Weston, Benaroya and Kaufthal were granted pursuant to the Company's various stock option plans.

ITEM 4.     PURPOSE OF TRANSACTION

            The securities were acquired as described in Item 3 above. Each of the reporting persons intends to hold and dispose of the Common Shares held by the Trust, and, in the case of Ms. Berrie and Mr. Kaufthal, the Estate of Mr. Russell Berrie, in accordance with the Trust Indenture, and the Last Will and Testament of Mr. Russell Berrie, as applicable, their fiduciary duties, and the requirements of New Jersey law. The reporting persons may, in the future, depending on their assessment of the prospects of the Company and other factors, elect to acquire additional Common Shares or dispose of Common Shares. Except as described above, neither with respect to the Common Shares held by the reporting persons hereunder as trustees of the Trust or as executors under the Estate, nor with respect to any other Common Shares held by such reporting persons, are there any plans or proposals which the reporting persons may have which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure;
            (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            (a)   Aggregate amount and percentage of class beneficially owned by:

                  (i) Angelica Urra Berrie -- 2,856,856 Common Shares (including options to acquire 5,254 Common Shares); 14.0%

                  (ii) Josh Weston -- 2,781,288 Common Shares (including options to acquire 9,000 Common Shares); 13.6%

                  (iii) Raphael Benaroya -- 2,799,708 Common Shares (including options to acquire 27,000 Common Shares); 13.7%

                  (iv) Ilan Kaufthal -- 2,872,602 Common Shares (including options to acquire 21,000 Common Shares); 14.0%

                  (v)   Norman Seiden -- 2,771,988 Common Shares; 13.5%

                  Percentage beneficial ownership is calculated based on 20,474,123 Common Shares outstanding as of November 4, 2002, as reported in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2002.

                                                              Page 9 of 13 Pages


                  With respect to Ms. Berrie, and Messrs. Kaufthal and Seiden, the share holdings disclosed herein do not include the 5,232,940 Common Shares beneficially owned by The Russell Berrie Foundation, a New Jersey Nonprofit Corporation (the "Foundation"), of which the foregoing, among others, are members of the board of trustees. Each of Ms. Berrie and Messrs. Kaufthal and Seiden disclaims beneficial ownership of all Common Shares beneficially owned by the Foundation.

                  With respect to Ms. Berrie and Messrs. Weston, Benaroya, Kaufthal and Seiden, each of whom is a trustee of the Trust, the share holdings disclosed hereunder for each of them include the 2,771,988 Common Shares held by the Trust.

                  With respect to Ms. Berrie and Mr. Kaufthal, each of whom is designated to be an executor of the Estate of Mr. Russell Berrie, the share holdings disclosed hereunder for each of them include the 79,614 Common Shares beneficially owned by the Estate of Mr. Russell Berrie.

            (b)   (i)   Angelica Urra Berrie has:

                        (1)   Sole power to vote or to direct the vote:

                              5,254 Common Shares, representing options to acquire 5,254 Common Shares

                        (2)   Shared power to vote or to direct the vote:

                              2,851,602 Common Shares

                        (3) Sole power to dispose or to direct the disposition of:

                              5,254 Common Shares, representing options to acquire 5,254 Common Shares

                        (4) Shared Power to dispose or to direct the disposition of:

                              2,851,602 Common Shares

                  (ii)  Josh Weston has:

                        (1)   Sole power to vote or to direct the vote:

                              9,300 Common Shares, representing 300 Common
                              Shares and options to acquire 9,000 Common Shares

                        (2)   Shared power to vote or to direct the vote:

                              2,771,988 Common Shares

                        (3) Sole power to dispose or to direct the disposition of:

                              9,300 Common Shares, representing 300 Common
                              Shares and options to acquire 9,000 Common Shares

                        (4) Shared Power to dispose or to direct the disposition of:

                              2,771,988 Common Shares
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                                                             Page 10 of 13 Pages


                  (iii) Raphael Benaroya has:

                        (1)   Sole power to vote or to direct the vote:

                              27,720 Common Shares, representing 720 Common Shares and options to acquire 27,000 Common Shares

                        (2)   Shared power to vote or to direct the vote:

                              2,771,988 Common Shares

                        (3) Sole power to dispose or to direct the disposition of:

                              27,720 Common Shares, representing 720 Common Shares and options to acquire 27,000 Common Shares

                        (4) Shared Power to dispose or to direct the disposition of:

                              2,771,988 Common Shares

                  (iv)  Ilan Kaufthal has:

                        (1)   Sole power to vote or to direct the vote:

                              21,000 Common Shares, representing options to acquire 21,000 Common Shares

                        (2)   Shared power to vote or to direct the vote:

                              2,851,602 Common Shares

                        (3) Sole power to dispose or to direct the disposition of:

                              21,000 Common Shares, representing options to acquire 21,000 Common Shares

                        (4) Shared Power to dispose or to direct the disposition of:

                              2,851,602 Common Shares

                  (v)   Norman Seiden has:

                        (1)   Shared power to vote or to direct the vote:

                              2,771,988 Common Shares

                        (2) Shared Power to dispose or to direct the disposition of:

                              2,771,988 Common Shares

            (c) None of Ms. Berrie and Messrs. Weston, Benaroya, Kaufthal and Seiden has effected any transaction in Common Shares during the past sixty days.
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                                                             Page 11 of 13 Pages


            (d) Except as described herein and except for Myron Rosner who is a trustee of the Trust and a designated executor of the Estate of Mr. Russell Berrie, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities covered by this Schedule 13D.

            (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Other than as set forth herein, none of Ms. Berrie and Messrs. Weston, Benaroya, Kaufthal and Seiden has any contracts, arrangements, understandings or relationships (legal or otherwise) with another reporting person or any other person with respect to any securities of the Company.

ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS

            Exhibit 1 --  Joint Filing Agreement, dated January 2, 2003, among
                          Ms. Berrie and Messrs. Weston, Benaroya, Kaufthal and Seiden.
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                                                             Page 12 of 13 Pages


                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 6, 2003



                                                     /s/  Angelica Urra Berrie
                                                     ---------------------------
                                                     Angelica Urra Berrie


                                                     /s/ Josh Weston
                                                     ---------------------------
                                                     Josh Weston


                                                     /s/ Raphael Benaroya
                                                     ---------------------------
                                                     Raphael Benaroya


                                                     /s/ Ilan Kaufthal
                                                     ---------------------------
                                                     Ilan Kaufthal


                                                     /s/ Norman Seiden
                                                     ---------------------------
                                                     Norman Seiden